Exhibit 99.1

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2026 annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of New Pacific Metals Corp. (the "Company") will be held at Oceanic Plaza, Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 in the Main Boardroom on Friday, November 27, 2026 at 10:00 a.m. (Pacific Time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive the audited financial statements of the Company for the fiscal year ended June 30, 2026, together with the report of the auditor thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company for the ensuing year, and to authorize the directors to fix their remuneration;

4.	to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution reapproving the Company’s share-based compensation plan (the "Omnibus Plan"), and all unallocated Awards thereunder, as more particularly described in the accompanying management information circular; and

5.	to transact such other business as may properly be brought before the Meeting, or at any adjournment(s) thereof.

Particulars of the foregoing matters are set forth in the Management Information Circular (the "Circular") accompanying this notice. Only Shareholders of record on October 23, 2026 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of proxy and deliver it to the Company's transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Circular accompanying this notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of October 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"Jalen Yuan"
Jalen Yuan
Chief Executive Officer
New Pacific Metals Corp.